UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A

Date of Report (Date of earliest event reported): August 28, 2020

Collectable Sports Assets, LLC

(Exact name of issuer as specified in its charter)

Delaware	84-4533006
(State or other jurisdiction of incorporation	(I.R.S. Employer Identification No.)
or organization)

333 Westchester Avenue

Suite W2100
White Plains, New York 10604

(Full Mailing Address of Principal Executive Offices)

Registrant's telephone number, including area code: (914) 372-7337

Title of each class of securities issued pursuant to Regulation A:

Series #RUTHGEHRIGBALL

Series #JORDANBGS9.5

Series #CURRYBASKET

Series #LEBRONROOKIE

Series #KAWHIBASKET

Series #MANTLEMINT1953

Item 9.                Other Events

As of August 28, Collectable Sports Assets, LLC (the “Company”), for each of the series of securities that it is issuing, changed its broker of record from North Capital Private Securities Corporation (“NCPS”) to Dalmore Group, LLC (“Dalmore”). This change is not expected to result in a fundamental change to the nature of the Company’s business or plan of operations.

Termination of Former Broker-Dealer Relationship

Reference is made to that certain Broker Dealer Services Agreement dated as of November 19, 2019 between NCPS and Collectable.com, a predecessor to the Company (the “Original BD Agreement”) and to that certain Amendment to Broker Dealer Agreement dated as of April 27, 2020 services between NCPS and the Company (the “Amendment” and, together with the Original BD Agreement, the “Existing BD Agreement”), that, in part, acknowledged the assignment of the Original BD Agreement to the Company. The Original BD Agreement and the Amendment are filed, respectively, as Exhibit 1.1 to the Company’s Offering Statement on Form 1-A filed with the Commission on March 13, 2020 and Exhibit 1.2 to Company’s Offering Statement on Form 1-A filed with the Commission on March 13, 2020, and are incorporated herein by this reference.

Effective April 28, NCPS and the Company terminated their broker-dealer relationship. . A copy of the Termination Agreement is filed as Exhibit 1.1 to this Current Report on Form U-1 and incorporated herein by reference.

Entry into Broker-Dealer Agreement

Pursuant to a Broker-Dealer Agreement dated August 6, 2020 (the “Broker-Dealer Agreement”), Dalmore becomes the Company’s broker of record for all Series being offered The prior relationship with NCSC was terminated effective August 28, 2020. Dalmore is a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). Pursuant to the Broker-Dealer Agreement, Dalmore will serve as broker of record for the Company’s Regulation A offerings (the “Offerings”) and perform certain services in connection with the sale of membership interests in multiple series of the Company (the “Interests”), commencing immediately. Dalmore will also process transactions by subscribers to the Offerings and provide investor qualification services. Dalmore will receive a brokerage fee of 1.0% of the gross proceeds of each Offering. Dalmore will not purchase any Interests and, therefore, will not be eligible to receive any discounts, commissions or any underwriting or finder’s fees in connection with the Offerings. In addition, the Company has agreed to pay Dalmore for certain other expenses, including a one-time advance of $5,000, of which any unused portion will be reimbursed to the Company.  This set-up fee is to facilitate the Offerings but is not related to a specific series of Interests. The Company also will pay Dalmore a one-time Consulting Fee of $10,000 which will be due and payable immediately after FINRA issues a No Objection Letter and a fee of $1,000 per each additional series 1-APOS filing after FINRA issue the No Objection Letter. The Broker-Dealer Agreement contains customary representations, warranties and agreements by the Company and Dalmore, indemnification obligations of the parties and termination provisions.

The foregoing summary of the terms of the Broker-Dealer Agreement does not purport to be complete and is qualified in its entirety by reference to the Broker-Dealer Agreement, a copy of which is filed as exhibit 1.2 to this Current Report on Form 1-U and incorporated herein by reference.

Entry into Amendment to LLC Operating Agreement

As a consequence of the replacement of NCSC as broker of record for any of the Company’s Offerings on and after August 28, 2020, the Company entered into the First Amendment (“First Amendment”) to the Amended and Restated Limited Liability Company Agreement (the “Operating Agreement”).  The First Amendment amends the series designations, attached as exhibits to the Operating Agreement. The First Amendment amends the foregoing exhibits to the Operating Agreement solely to include Dalmore as broker for each of the applicable series, replacing NCSC. A copy of the First Amendment is filed as Exhibit 2.1 to this Current Report on Form U-1 and incorporated herein by reference.

Amended and Restated Form of Subscription Agreements

As a consequence of the replacement of NCSC as broker of record for any of the Company’s Offerings on and after August 28, 2020, the Form of Subscription Agreement for each of Company’s Series been amended and restated solely to include Dalmore as broker, replacing NCSC. A copy of the Amended and Restated Form of Subscription Agreement is filed as Exhibit 2.1 to this Current Report on Form U-1 and incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description

1.1	Termination Agreement dated as of August 28, 2020 between Collectable.com, predecessor to Collectable Sports Assets, LLC and North Capital Private Securities Corporation

1.2	Broker-Dealer Agreement dated August 6, 2020 between Collectable Sports Assets, LLC and Dalmore Group, LLC

2.1	Amendment to the Amended and Restated Limited Liability Company Agreement of Collectable Sports Assets, LLC.

4.1	Form of Subscription Agreement (incorporated by reference to Exhibit 2 to the Company’s Offering Circular dated August 28, 2020 filed with the SEC on August 28, 2020.)

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COLLECTABLE SPORTS ASSETS, LLC

	By:	CS Asset Manager, its managing member

Date: August 31, 2020	By:	/s/ Ezra Levine
Chief Executive Officer